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     File No.70-9109


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

by

NATIONAL GRID USA

     It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 10, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission as follows:

     During the quarter ended December 31, 2000, National Grid USA made new money borrowings as indicated in Exhibit A-1 hereto. The maximum concurrent amount of short term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this certificate of notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

          National Grid USA


            s/ John G. Cochrane
          By
             John G. Cochrane
             Vice President and
             Treasurer

Date:  February 14, 2001